## Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹ crore, except share data*

| Particulars | Sep 30, 2014 | Sep 30, 2013 | Growth (%) | June 30, 2014 | Growth % Q2 15 over Q1 15 |
|---|---|---|---|---|---|
| Revenues | 13,342 | 12,965 | 2.9 | 12,770 | 4.5 |
| Cost of sales | 8,201 | 8,384 | (2.2) | 8,046 | 1.9 |
| **Gross Profit** | 5,141 | 4,581 | 12.2 | 4,724 | 8.8 |
| Operating Expenses: | | | | | |
| *Selling and marketing expenses* | 769 | 757 | 1.6 | 666 | 15.5 |
| *Administrative expenses** | 889 | 987 | (9.9) | 847 | 5.0 |
| **Total Operating Expenses** | 1,658 | 1,744 | (4.9) | 1,513 | 9.6 |
| **Operating Profit** | 3,483 | 2,837 | 22.8 | 3,211 | 8.5 |
| Other Income, net | 877 | 510 | 72.0 | 829 | 5.8 |
| **Profit before income taxes** | 4,360 | 3,347 | 30.3 | 4,040 | 7.9 |
| Income tax expense | 1,264 | 940 | 34.5 | 1,154 | 9.5 |
| **Net Profit** | 3,096 | 2,407 | 28.6 | 2,886 | 7.3 |
| Earnings per equity share | | | | | |
| Basic (₹) | 54.19 | 42.12 | 28.7 | 50.51 | 7.3 |
| Diluted (₹) | 54.19 | 42.12 | 28.7 | 50.51 | 7.3 |

**Administrative expenses for the three months ended September 30, 2013 includes a provision of ₹ 219 crore towards visa related matters.*

## Statement of Comprehensive Income for six months ended,

(As per IFRS) *In ₹ crore, except share data*

| Particulars | Sep 30, 2014 | Sep 30, 2013 | Growth (%) |
|---|---|---|---|
| Revenues | 26,112 | 24,232 | 7.8 |
| Cost of sales | 16,247 | 15,703 | 3.5 |
| **Gross Profit** | 9,865 | 8,529 | 15.7 |
| Operating Expenses: | | | |
| *Selling and marketing expenses* | 1,435 | 1,341 | 7.0 |
| *Administrative expenses** | 1,736 | 1,687 | 2.9 |
| **Total Operating Expenses** | 3,171 | 3,028 | 4.7 |
| **Operating Profit** | 6,694 | 5,501 | 21.7 |
| Other Income, net | 1,706 | 1,087 | 56.9 |
| **Profit before income taxes** | 8,400 | 6,588 | 27.5 |
| Income tax expense | 2,418 | 1,807 | 33.8 |
| **Net Profit** | 5,982 | 4,781 | 25.1 |
| Earnings per equity share | | | |
| Basic (₹) | 104.70 | 83.66 | 25.1 |
| Diluted (₹) | 104.70 | 83.66 | 25.1 |

**Administrative expenses for the six months ended September 30, 2013 includes a provision of ₹ 219 crore towards visa related matters.*

## Statement of Comprehensive Income for three months ended,

(As per IFRS) *in US $ million, except share data*

| Particulars | Sep 30, | | Growth (%) | June 30, 2014 | Growth % Q2 15 over Q1 15 |
|---|---|---|---|---|---|
| | 2014 | 2013 | | | |
| Revenues | 2,201 | 2,066 | 6.5 | 2,133 | 3.1 |
| Cost of sales | 1,353 | 1,337 | 1.2 | 1,344 | 0.7 |
| **Gross Profit** | **848** | **729** | **16.3** | **789** | **7.5** |
| Operating Expenses: | | | | | |
| *Selling and marketing expenses* | 127 | 120 | 5.8 | 111 | 14.4 |
| *Administrative expenses** | 146 | 158 | (7.6) | 142 | 2.8 |
| **Total Operating Expenses** | **273** | **278** | **(1.8)** | **253** | **7.9** |
| **Operating Profit** | **575** | **451** | **27.5** | **536** | **7.3** |
| Other Income, net | 144 | 81 | 77.8 | 139 | 3.6 |
| **Profit before income taxes** | **719** | **532** | **35.2** | **675** | **6.5** |
| Income tax expense | 208 | 149 | 39.6 | 193 | 7.8 |
| **Net Profit** | **511** | **383** | **33.4** | **482** | **6.0** |
| Earnings per equity share | | | | | |
| **Basic ($)** | **0.89** | **0.67** | **32.8** | **0.84** | **6.0** |
| **Diluted ($)** | **0.89** | **0.67** | **32.8** | **0.84** | **6.0** |

**Administrative expenses for the three months ended September 30, 2013 includes a provision of $ 35 million towards visa related matters.*

## Statement of Comprehensive Income for six months ended,

(As per IFRS) *in US $ million, except share data*

| Particulars | Sep 30, | | Growth (%) |
|---|---|---|---|
| | 2014 | 2013 | |
| Revenues | 4,334 | 4,057 | 6.8 |
| Cost of sales | 2,697 | 2,633 | 2.4 |
| **Gross Profit** | **1,637** | **1,424** | **15.0** |
| Operating Expenses: | | | |
| *Selling and marketing expenses* | 238 | 223 | 6.7 |
| *Administrative expenses** | 288 | 282 | 2.1 |
| **Total Operating Expenses** | **526** | **505** | **4.2** |
| **Operating Profit** | **1,111** | **919** | **20.9** |
| Other Income, net | 283 | 184 | 53.8 |
| **Profit before income taxes** | **1,394** | **1,103** | **26.4** |
| Income tax expense | 401 | 302 | 32.8 |
| **Net Profit** | **993** | **801** | **24.0** |
| Earnings per equity share | | | |
| **Basic ($)** | **1.74** | **1.40** | **24.3** |
| **Diluted ($)** | **1.74** | **1.40** | **24.3** |

**Administrative expenses for the six months ended September 30, 2013 includes a provision of $ 35 million towards visa related matters.*

## Revenues by Geographical Segment

(in %)

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Sep 30, 2014 | June 30, 2014 | Sep 30, 2013 | Sep 30, 2014 | Sep 30, 2013 |
| North America | 60.8 | 60.8 | 61.5 | 60.3 | 61.0 |
| Europe | 24.7 | 24.5 | 24.0 | 24.8 | 24.1 |
| India | 2.2 | 2.4 | 2.4 | 2.5 | 2.5 |
| Rest of the world | 12.3 | 12.3 | 12.1 | 12.4 | 12.4 |
| **Total** | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |

## Revenues by Service Offering

(in %)

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Sep 30, 2014 | June 30, 2014 | Sep 30, 2013 | Sep 30, 2014 | Sep 30, 2013 |
| **Business IT Services** | **63.0** | **62.9** | **61.4** | **62.4** | **61.5** |
| *Application Development* | *16.1* | *15.8* | *16.0* | *15.8* | 15.8 |
| *Application Maintenance* | *18.9* | *18.7* | *19.1* | *19.1* | 19.6 |
| *Infrastructure Management Services* | *7.9* | *7.9* | *7.2* | *7.5* | 7.1 |
| *Testing Services* | *9.4* | *9.5* | *8.4* | *9.2* | 8.4 |
| *Product Engineering Services* | *3.4* | *3.4* | *3.3* | *3.3* | 3.2 |
| *Business Process Management* | *5.1* | *5.3* | *5.1* | *5.3* | 5.1 |
| *Others* | *2.2* | *2.3* | *2.3* | *2.2* | 2.3 |
| **Consulting, Package Implementation & Others** | **32.4** | **32.3** | **33.3** | **32.6** | **33.1** |
| **Products, Platforms and Solutions** | ***4.6*** | ***4.8*** | ***5.3*** | ***5.0*** | **5.4** |
| *Products* | *2.9* | *3.2* | *3.7* | *3.3* | 3.8 |
| *BPM Platform* | *1.2* | *1.2* | *1.2* | *1.2* | 1.2 |
| *Others* | *0.5* | *0.4* | *0.4* | *0.5* | 0.4 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

## Revenues by Project Type *

(in %)

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Sep 30, 2014 | June 30, 2014 | Sep 30, 2013 | Sep 30, 2014 | Sep 30, 2013 |
| Fixed Price | 41.4 | 40.1 | 40.2 | 41.0 | 40.5 |
| Time & Materials | 58.6 | 59.9 | 59.8 | 59.0 | 59.5 |
| **Total** | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |

** Excluding products*

## Revenues by Industry

(in %)

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Sep 30, 2014 | June 30, 2014 | Sep 30, 2013 | Sep 30, 2014 | Sep 30, 2013 |
| **Banking & Financial Services, Insurance** | **32.8** | **33.4** | **33.4** | **33.3** | **33.7** |
| *Banking & financial services* | *26.8* | *27.4* | *27.1* | *27.2* | *27.0* |
| *Insurance* | *6.0* | *6.0* | *6.3* | *6.1* | *6.7* |
| **Manufacturing** | **23.3** | **23.2** | **23.2** | **23.1** | **22.4** |
| **Retail & Life Sciences** | **23.4** | **23.8** | **24.2** | **23.9** | **24.2** |
| *Retail & CPG* | *15.3* | *15.8* | *15.7* | *15.7* | *15.7* |
| *Transport & Logistics* | *1.5* | *1.5* | *1.8* | *1.6* | *1.8* |
| *Life Sciences* | *4.7* | *4.6* | *4.6* | *4.7* | *4.7* |
| *Healthcare* | *1.9* | *1.9* | *2.1* | *1.9* | *2.0* |
| **Energy, Utilities, Communications & Services** | **20.5** | **19.6** | **19.2** | **19.7** | **19.7** |
| *Energy & Utilities* | *5.5* | *5.1* | *5.1* | *5.3* | *5.1* |
| *Telecom* | *8.9* | *8.7* | *8.3* | *8.5* | *8.9* |
| *Others* | *6.1* | *5.8* | *5.8* | *5.9* | *5.7* |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

## Client Data

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Sep 30, 2014 | June 30, 2014 | Sep 30, 2013 | Mar 31, 2014 | Mar 31, 2013 |
| Number of Clients | | | | | |
| Active | 912 | 910 | 873 | 890 | 798 |
| Added during the period (gross) | 49 | 61 | 68 | 238 | 235 |
| Number of million dollar clients* | | | | | |
| 1 Million dollar + | 526 | 520 | 469 | 501 | 448 |
| 5 Million dollar + | 237 | 235 | 221 | 232 | 213 |
| 10 Million dollar + | 150 | 148 | 146 | 148 | 137 |
| 25 Million dollar + | 83 | 78 | 77 | 78 | 69 |
| 50 Million dollar + | 43 | 43 | 40 | 42 | 40 |
| 75 Million dollar + | 27 | 24 | 24 | 24 | 23 |
| 100 Million dollar + | 13 | 12 | 15 | 13 | 12 |
| 200 Million dollar + | 3 | 3 | 3 | 3 | 3 |
| 300 Million dollar + | – | 1 | – | 1 | – |
| Client contribution to revenues | | | | | |
| Top client | 3.4% | 3.4% | 3.9% | 3.8% | 3.8% |
| Top 5 clients | 13.6% | 13.7% | 15.0% | 14.4% | 15.2% |
| Top 10 clients | 22.9% | 22.9% | 24.5% | 23.8% | 24.6% |
| Repeat business | 98.1% | 99.0% | 98.3% | 97.7% | 97.8% |
| Account receivables-LTM(in days)# | 63 | 67 | 62 | 62 | 64 |

**LTM (Last twelve months) Revenues*

*# excluding Lodestone*

## Effort and Utilization - Consolidated IT Services

(in %)

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Sep 30, 2014 | June 30, 2014 | Sep 30, 2013 | Sep 30, 2014 | Sep 30, 2013 |
| **Effort** | | | | | |
| Onsite | 28.7 | 29.2 | 31.2 | 29.3 | 31.3 |
| Offshore | 71.3 | 70.8 | 68.8 | 70.7 | 68.7 |
| **Revenues** | | | | | |
| Onsite | 54.6 | 54.5 | 56.6 | 54.7 | 56.6 |
| Offshore | 45.4 | 45.5 | 43.4 | 45.3 | 43.4 |
| **Utilization** | | | | | |
| Including trainees | 75.2 | 74.8 | 73.1 | 73.8 | 69.9 |
| Excluding trainees | 82.3 | 80.1 | 77.5 | 79.0 | 73.4 |

## Person Months Data - Consolidated IT Services

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Sep 30, 2014 | June 30, 2014 | Sep 30, 2013 | Sep 30, 2014 | Sep 30, 2013 |
| Billed – Onsite | 80,965 | 80,066 | 82,156 | 318,734 | 314,477 |
| – Offshore | 201,333 | 193,980 | 181,107 | 768,938 | 690,335 |
| **TOTAL** | **282,298** | **274,046** | **263,263** | **1,087,672** | **1,004,812** |
| Non Billable | 60,742 | 68,098 | 76,565 | 289,171 | 363,572 |
| Trainee | 32,152 | 24,413 | 20,303 | 96,109 | 70,002 |
| Sales & Support | 22,770 | 22,344 | 23,252 | 90,120 | 93,592 |
| **TOTAL** | **397,962** | **388,901** | **383,383** | **1,563,072** | **1,531,978** |

## Consolidated IT Services

| | Quarter ended | | | | | | LTM | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sep 30, 2014 | Sequential growth % | June 30, 2014 | Sequential growth % | Sep 30, 2013 | Sequential growth % | Sep 30, 2014 | Year on Year growth % | Sep 30, 2013 | Year on Year growth % |
| **Effort - (Person months)** | | | | | | | | | | |
| Onsite | 80,965 | 1.1 | 80,066 | 2.2 | 82,156 | 0.7 | 318,734 | 1.4 | 314,477 | 15.0 |
| Offshore | 201,333 | 3.8 | 193,980 | 3.2 | 181,107 | 4.3 | 768,938 | 11.4 | 690,335 | 8.4 |
| **Total** | **282,298** | **3.0** | **274,046** | **2.9** | **263,263** | **3.1** | **1,087,672** | **8.2** | **1,004,812** | **10.4** |
| | | | | | | | | | | |
| **Revenues – ($ million)** | | | | | | | | | | |
| Onsite | 1,089.94 | 3.8 | 1,050.43 | 2.1 | 1,053.10 | 2.1 | 4,208.64 | 4.8 | 4,017.08 | 16.0 |
| Offshore | 906.34 | 3.4 | 876.16 | 3.0 | 807.42 | 6.1 | 3,479.05 | 12.8 | 3,084.71 | 5.3 |
| **Total** | **1,996.28** | **3.6** | **1,926.59** | **2.5** | **1,860.52** | **3.8** | **7,687.69** | **8.2** | **7,101.79** | **11.1** |

## Employee Metrics

(Nos.)

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Sep 30, 2014 | June 30, 2014 | Sep 30, 2013 | Mar 31, 2014 | Mar 31, 2013 |
| Total employees | 1,65,411 | 1,61,284 | 1,60,227 | 1,60,405 | 1,56,688 |
| S/W professionals | 1,55,745 | 1,51,848 | 1,50,489 | 1,51,059 | 1,47,008 |
| *Billable* | 1,40,219 | 1,37,038 | 136,426 | 1,37,391 | 1,35,392 |
| *Banking product group* | 5,367 | 5,721 | 6,580 | 6,254 | 7,249 |
| *Trainees* | 10,159 | 9,089 | 7,483 | 7,414 | 4,367 |
| Sales & Support | 9,666 | 9,436 | 9,738 | 9,346 | 9,680 |
| Gross addition | 14,255 | 11,506 | 12,168 | 39,985 | 37,036 |
| *Of which lateral addition* | 4,774 | 3,954 | 3,806 | 12,247 | 16,781 |
| Attrition | 10,128 | 10,627 | 9,204 | 36,268 | 30,342 |
| Net addition | 4,127 | 879 | 2,964 | 3,717 | 6,694 |
| Attrition % (LTM)* | 20.1% | 19.5% | 17.3% | 18.7% | 16.3% |

** Excluding subsidiaries*

## Infrastructure (as on Sep 30, 2014)

| | Completed | | Work in progress | | Land acquired during the Quarter (acres) |
|---|---|---|---|---|---|
| | Built-up area (Sq. Ft.) | No. of seats | Built-up area (Sq. Ft.) | No. of seats | |
| Bangalore | 51,75,125 | 35,509 | - | - | 5.0 |
| Bhubaneswar | 9,92,480 | 4,974 | 4,67,434 | 3,198 | |
| Chandigarh | 11,93,052 | 6,500 | - | - | |
| Chennai | 42,58,392 | 25,342 | - | - | |
| Delhi - NCR | 1,28,043 | 988 | 1,50,174 | 1,000 | |
| Hyderabad | 42,80,751 | 26,319 | 6,43,331 | - | |
| Jaipur | 3,74,139 | 3,422 | 4,04,106 | 4,000 | |
| Mangalore | 15,42,969 | 6,902 | 10,06,667 | 4,800 | |
| Mysore (including ILI)* | 1,15,16,757 | 15,661 | 5,813 | - | |
| Pune | 54,82,482 | 32,758 | 11,02,243 | 4,304 | 0.5 |
| Thiruvananthapuram | 9,83,255 | 8,126 | 16,68,542 | 4,894 | |
| Mohali | - | - | - | - | 50.0 |
| Global Centers | 17,97,399 | 17,504 | - | - | |
| **Total** | **3,77,24,844** | **1,84,005** | **54,48,310** | **22,196** | **55.5** |

**Infosys Leadership Institute*

## Rupee Dollar Rate ( ₹ )

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Sep 30, 2014 | June 30, 2014 | Sep 30, 2013 | Mar 31, 2014 | Mar 31, 2013 |
| **Period closing rate** | 61.75 | 60.18 | 62.61 | 59.92 | 54.29 |
| **Period average rate** | 60.63 | 59.85 | 62.77 | 60.75 | 54.54 |

## Constant Currency Reporting

| Reported revenues | Q2 15 | Q1 15 | Q4 14 | Q3 14 | Q2 14 |
|---|---|---|---|---|---|
| Revenues ($ mn) | 2,201 | 2,133 | 2,092 | 2,100 | 2,066 |
| Sequential growth % | 3.1 | 2.0 | (0.4) | 1.7 | 3.8 |
| YoY growth % | 6.5 | 7.1 | 7.9 | 9.9 | 15.0 |

| Constant currency – Q o Q | Q2 15 | Q1 15 | Q4 14 | Q3 14 | Q2 14 |
|---|---|---|---|---|---|
| Revenues ($ mn) | 2,217 | 2,124 | 2,091 | 2,091 | 2,074 |
| Sequential growth (%) | 3.9 | 1.5 | (0.4) | 1.2 | 4.2 |

| Constant currency – Y o Y | Q2 15 | Q1 15 | Q4 14 | Q3 14 | Q2 14 |
|---|---|---|---|---|---|
| Revenues ($ mn) | 2,197 | 2,123 | 2,109 | 2,122 | 2,086 |
| YoY growth (%) | 6.3 | 6.6 | 8.8 | 11.0 | 16.1 |

## Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

| Average rate of USD | Q2 15 | Q1 15 | FY 14 | Q4 14 | Q3 14 | Q2 14 |
|---|---|---|---|---|---|---|
| AUD | 0.92 | 0.93 | 0.93 | 0.90 | 0.92 | 0.92 |
| EURO | 1.32 | 1.37 | 1.35 | 1.37 | 1.37 | 1.34 |
| GBP | 1.66 | 1.69 | 1.60 | 1.66 | 1.62 | 1.56 |

3. Proportion of revenues from major global currencies:

| Revenues by currency (%) | Q2 15 | Q1 15 | FY 14 | Q4 14 | Q3 14 | Q2 14 |
|---|---|---|---|---|---|---|
| AUD | 8.2 | 8.2 | 7.9 | 8.1 | 7.9 | 7.6 |
| EURO | 10.4 | 10.6 | 10.3 | 10.8 | 10.4 | 10.1 |
| GBP | 5.9 | 5.8 | 5.9 | 6.0 | 6.0 | 5.9 |

## Q2 2015

***Geographical segment – growth***

North America grew by 3.1% sequentially; and 3.2% in constant currency.

Europe grew by 4.2% sequentially; and 6.5% in constant currency.

India declined by 5.1% sequentially; and 4.0% in constant currency.

Rest of the world grew by 2.8% sequentially; and 4.2% in constant currency.

***Industry segment – growth***

FSI grew by 1.2% sequentially; and 2.0% in constant currency.

MFG grew by 3.6% sequentially; and 4.5% in constant currency.

RCL grew by 1.5% sequentially; and 2.0% in constant currency.

ECS grew by 7.8% sequentially; and 8.8% in constant currency.